

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

John R. Hartung
Chief Financial Officer
Chipotle Mexican Grill, Inc.
610 Newport Center Drive
Suite 1300
Newport Beach, California 92660

> **Re:** **Chipotle Mexican Grill, Inc.**
> **Form 10-Q for the Quarter Ended March 31, 2019**
> **Exhibit No. 10.2**
> **Filed April 25, 2019**
> **File No. 001-32731**

Dear Mr. Hartung:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance